SUB-ITEM 77C


	A special meeting of Credit Suisse Japan Growth Fund's shareholders was held on October 9, 2002 and May 1, 2002, respectively, to approve (a) a sub-investment advisory agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (CSAM Australia) and (b) a sub-investment advisory agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (CSAM Japan). The results of the votes tabulated at the special meeting are reported below.

A.  To approve a sub-investment advisory agreemetn with CSAM Australia:

For:		16,033,268 shares

Against:	252,456 shares

Abstain:	206,075 shares

B.  To approve a sub-investmetn advisory agrement with CSAM Japan:

For:		5,609,805 shares

Against:	221,833 shares

Abstain:	68,418 shares